                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K
                                  ANNUAL REPORT

                        PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934

(Mark One)

                     [ ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                            SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended ____________________________________________

OR

                     [X] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                              SECURITIES EXCHANGE ACT OF 1934

For the transition period from     April 1, 1995       to      December 31, 1995
                                 ---------------------   -----------------------

Commission file number          0-20382

A. Full title of the plan and the address of the plan, if different from that of the issuer name below:

                                              DANSKIN, INC. SAVINGS PLAN


B. Name of issuer of the securities held pursual to the plan and the address of its principal executive office:

                                  DANKSIN, INC.
                               111 W. 40th Street
                               New York, NY 10018

                           DANSKIN, INC. SAVINGS PLAN













                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                   AS OF DECEMBER 31, 1995 AND MARCH 31, 1995

                           DANSKIN, INC. SAVINGS PLAN

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                   AS OF DECEMBER 31, 1995 AND MARCH 31, 1995


                                TABLE OF CONTENTS




Report of Independent Accountants                                                       F-1 - F-2

Statements of Net Assets Available for Plan
         Benefits with Fund Information as of
         December 31, 1995 and March 31, 1995.                                               F-3

Statements of Changes in Net Assets Available
         for Plan Benefits with Fund Information
         for the Nine Months ended December 31, 1995.                                        F-4

Notes to Financial Statements                                                           F-5 - F-11

Supplemental Schedules:
Item 27(a) - Schedule of Assets Held for
         Investment Purposes as of December 31, 1995.                                        S-1

Item 27(d) - Schedule of Reportable Transactions
         for the Nine Months ended December 31, 1995.                                        S-2


                        REPORT OF INDEPENDENT ACCOUNTANTS




To the Trustees of Danskin, Inc. Savings Plan:

We have audited the accompanying Statements of Net Assets Available for Plan Benefits of DANSKIN, INC. SAVINGS PLAN (the "Plan") as of December 31, 1995 and March 31, 1995, and the related Statements of Changes in Net Assets Available for Plan Benefits for the nine months ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted an audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Danskin, Inc. Savings Plan as of December 31, 1995 and March 31, 1995, and the changes in net assets available for plan benefits for the nine months ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed on the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the Statements of Net Assets Available for Plan Benefits and the Statements of Changes in Net Assets Available for Plan Benefits is presented for purposes of additional analysis rather than to present the Net Assets Available for Plan Benefits and the Changes in Net Assets Available for Plan Benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, are fairly stated in all material aspects in relation to the basic financial statements taken as a whole.






                                          Coopers & Lybrand L.L.P.


New York, New York
June 28, 1996

                           Danskin, Inc. Savings Plan
   Statement of Net Assets Available for Plan Benefits with Fund Information
                          As of December 31, 1995 and
                                 March 31, 1995

                                                                                                PARTICIPANT DIRECTED
                                                                                  -------------------------------------------------
                                                             LIQUID ASSETS
                                    LIQUID ASSETS            COMPANY STOCK         CAPITAL PRESERVATION       CONSERVATIVE EQUITY
                                   HOLDING ACCOUNT          HOLDING ACCOUNT                FUND                      FUND
                                ----------------------   ----------------------   -----------------------   -----------------------
                                DEC. 1995   MARCH 1995   DEC. 1995   MARCH 1995   DEC. 1995    MARCH 1995   DEC. 1995    MARCH 1995
                                ---------   ----------   ---------   ----------   ----------   ----------   ----------   ----------
Assets:
   Investments (See  Note 2):
    Pooled Funds                                                                  $2,927,504   $3,078,572
      (cost $2,927,504 and
      $3,078,572 respectively)
   Mutual Funds                                                                                             $1,424,163   $1,422,527
    (cost $2,611,728 and
    $2,265,740 respectively)
   Danskin, Inc. Common Stock
    (69,685 shares and 69,104
    shares, cost $276,335 and
    $292,744 respectively)
                                ---------   ----------   ---------      -----     ----------   ----------   ----------   ----------
                                                                                   2,927,504    3,078,572    1,424,163    1,422,527
                                ---------   ----------   ---------      -----     ----------   ----------   ----------   ----------
   Receivables
    Employer  Contributions                                                                           944                       592
    Participant Contributions                                                                       4,661                     2,994
    Loans Receivable
      from Participants
                                ---------   ----------   ---------      -----     ----------   ----------   ----------   ----------
                                                                                                    5,605                     3,586
                                ---------   ----------   ---------      -----     ----------   ----------   ----------   ----------
Cash and Cash
 Equivalents:                   $ 173,552    $140,439     $ 2,813      $3,420
                                ---------   ----------   ---------      -----     ----------   ----------   ----------   ----------
Net Assets Available
 for Plan Benefits:             $ 173,552    $140,439     $ 2,813      $3,420     $2,927,504   $3,084,177   $1,424,163   $1,426,113
                                ---------   ----------   ---------      -----     ----------   ----------   ----------   ----------
                                ---------   ----------   ---------      -----     ----------   ----------   ----------   ----------


                                                            PARTICIPANT DIRECTED
                                ------------------------------------------------------------------------
                                                              DANSKIN, INC.          AGGRESSIVE EQUITY         PARTICIPANT LOAN
                                      INCOME FUND             COMPANY STOCK                 FUND                     FUND
                                -----------------------   ----------------------   ----------------------   ----------------------
                                DEC. 1995    MARCH 1995   DEC. 1995   MARCH 1995   DEC. 1995   MARCH 1995   DEC. 1995   MARCH 1995
                                ----------   ----------   ---------   ----------   ---------   ----------   ---------   ----------
Assets:
   Investments (See Note 2):
    Pooled Funds
      (cost $2,927,504 and
      $3,078,572 respectively)
   Mutual Funds                  $  741,636    $701,692                             $ 247,536    $156,906
    (cost $2,611,728
    and $2,265,740
    respectively)
   Danskin, Inc.                               $314,933    $200,816
    Common Stock
    (69,685 shares
    and 69,104
    shares, cost
    $276,335 and
    $292,744
    respectively)
                                 ----------   ----------   ---------   ----------   ---------   ----------   ---------   ----------
                                    741,636     701,692      314,933     200,816      247,536     156,906
                                 ----------   ----------   ---------   ----------   ---------   ----------   ---------   ----------
   Receivables
    Employer
      Contributions                                310                       102                       39
    Participant
      Contributions                              1,511                       456                      194
    Loans Receivable
      from Participants                                                                                      $ 119,059    $124,381
                                 ----------   ----------   ---------   ----------   ---------   ----------   ---------   ----------
                                                 1,821                      558                       233      119,059     124,381
                                 ----------   ----------   ---------   ----------   ---------   ----------   ---------   ----------
Cash and Cash
 Equivalents:
                                 ----------   ----------   ---------   ----------   ---------   ----------   ---------   ----------
Net Assets Available
 for Plan Benefits:              $  741,636    $703,513    $ 314,933    $201,374    $ 247,536    $157,139    $ 119,059    $124,381
                                 ----------   ----------   ---------   ----------   ---------   ----------   ---------   ----------
                                 ----------   ----------   ---------   ----------   ---------   ----------   ---------   ----------






                                                   TOTAL
                                          -----------------------
                                          DEC. 1995    MARCH 1995
                                          ----------   ----------
Assets:
   Investments (See Note 2):
    Pooled Funds                          $2,927,504   $3,078,572
      (cost  $2,927,504 and
      $3,078,572 respectively)
   Mutual Funds                            2,413,335    2,281,125
    (cost $2,611,728 and
    $2,265,740 respectively)
   Danskin, Inc.                             314,933      200,816
    Common Stock (69,685 shares and
    69,104 shares, cost $276,335 and
    $292,744 respectively)
                                          ----------   ----------
                                           5,655,772    5,560,513
                                          ----------   ----------
   Receivables
    Employer Contributions                                  1,987
    Participant Contributions                               9,816
    Loans Receivable
      from Participants                      119,059      124,381
                                          ----------   ----------
                                             119,059      136,184
                                          ----------   ----------
Cash and Cash
 Equivalents:                                176,365      143,859
                                          ----------   ----------
Net Assets Available
 for Plan Benefits:                       $5,951,196   $5,840,556
                                          ----------   ----------
                                          ----------   ----------

The Accompanying Notes are an integral part of the financial statements.


                           Danskin, Inc. Savings Plan
         Statement of Changes in Net Assets Available for Plan Benefits
                              with Fund Information
                   For the Nine Months Ended December 31, 1995

                                                                       Participant Directed
                                                     ---------------------------------------------------------
                                   Liquid  Company                                     Danskin, Inc.
                                   Assets   Stock     Capital                            Company
                                   Holding Holding   Preservation Conservative Income     Stock    Aggressive   Participant
                                   Account Account       Fund     Equity Fund   Fund      Fund     Equity Fund  Loan Fund    TOTAL
                                   ------  -------   ------------ ------------ ------     -----    ---------   -----------   -----
Net Assets available for plan
  benefits at March 31, 1995:     $140,439  $  3,420  $3,084,177  $1,426,113  $703,513  $  201,374  $157,139  $124,381  $5,840,556

Additions to (deductions from)
 net assets attributed to:
  Net unrealized appreciation
      (depreciation) in fair
      value of investments:                                         (261,782)   27,406     130,525    20,598               (83,253)
  Realized appreciation
  (depreciation):                                                     21,516    (1,992)    (14,781)    2,104                 6,847
  Interest and Dividends:            3,799        55     126,410     422,255    35,257                19,305     6,166     613,247
                                  --------  --------  ----------  ----------  --------  ----------  --------  --------  ----------
                                     3,799        55     126,410     181,989    60,671     115,744    42,007     6,166     536,841
                                  --------  --------  ----------  ----------  --------  ----------  --------  --------  ----------
  Contributions from:
      Employer:                                           40,754      25,601    16,376       2,891    10,217                95,839
      Employees:                                         193,943     116,328    74,167      12,052    46,893               443,383
      Rollovers:                                           8,575       3,085    10,385                 4,186                26,231
                                  --------  --------  ----------  ----------  --------  ----------  --------  --------  ----------
                                                         243,272     145,014   100,928      14,943    61,296               565,453
                                  --------  --------  ----------  ----------  --------  ----------  --------  --------  ----------
  Total Additions                    3,799        55     369,682     327,003   161,599     130,687   103,303     6,166   1,102,294
                                  --------  --------  ----------  ----------  --------  ----------  --------  --------  ----------
Deductions from net assets
  attributed to:
  Distributions to Participants:                         482,959     313,560   115,525      14,882    26,059               952,985
  Forfeitures:                                            21,166       5,698     5,179       6,626                          38,669
                                  --------  --------  ----------  ----------  --------  ----------  --------  --------  ----------
                                                         504,125     319,258   120,704      21,508    26,059               991,654
                                  --------  --------  ----------  ----------  --------  ----------  --------  --------  ----------
  Net Transfers Between Funds:      29,314      (662)    (22,230)     (9,695)   (2,772)      4,380    13,153   (11,488)
                                  --------  --------  ----------  ----------  --------  ----------  --------  --------  ----------
Net additions (deductions):         33,113      (607)   (156,673)     (1,950)   38,123     113,559    90,397    (5,322)    110,640
                                  --------  --------  ----------  ----------  --------  ----------  --------  --------  ----------
Net Assets available for
 plan benefits
 at December 31, 1995:            $173,552    $2,813  $2,927,504  $1,424,163  $741,636    $314,933  $247,536  $119,059  $5,951,196
                                  --------  --------  ----------  ----------  --------  ----------  --------  --------  ----------
                                  --------  --------  ----------  ----------  --------  ----------  --------  --------  ----------

    The accompanying notes are an integral part of the financial statements.

                           DANSKIN, INC. SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

1.       Description of Plan

         The following descriptions of the Danskin, Inc. (The "Company" or "Sponsor") Savings Plan (the "Plan") is provided for general information purposes only.

         The Plan is a defined contribution plan subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan became effective July 22, 1986 and was established to provide deferred compensation to all non-union, full-time salaried employees following attainment of age 21, and all nonunion part-time salaried employees following completion of "Eligibility Service", as defined.

         Due to the change in the Sponsor's corporate year-end, the Plan's year-end was changed from March 31 to December 31, effective for the period ended December 31, 1995. All accounting for the current year was on a nine month basis.

         Contributions:

         Each participant may elect to contribute to the Plan through withholdings on compensation by any whole percentage an amount between 1% and 15%. The Company matches 25% of the employee's contributions up to 6% of the employee's salary. The Company may, at its discretion, make an additional annual contribution to the Plan which is allocated to employees based upon their compensation. Effective January 1, 1994 the Plan was amended to allow such discretionary contributions to be made in cash or in shares of Danskin, Inc. Common Stock. These employee, Company match and discretionary Company contributions are all deposited in the investment programs made available by the Plan in multiples of 10% as directed by the participant. In the case of discretionary contributions made in shares of Danskin, Inc. Common Stock, such contribution is deposited in the Danskin, Inc. Company Stock Fund. Such election by the participant may be revised on a monthly basis. In addition, the participant may transfer assets among funds as of the first of the month, but no more often than once every three consecutive months.

         Any amounts forfeited by terminated participants are used to reduce Company matching contributions.

         Allocations and Vesting:

         Investment income by fund is allocated to individual accounts monthly based on the proportion each account bears to the total of all account balances within the Fund which earned the income.

         Continued
                                       F-5

         Plan participants are at all times 100% vested in the value of their contributions and rollover accounts. Participants who were eligible participants on June 30, 1989 are 100% vested in the value of their Company match and discretionary Company contributions. For employees who became eligible participants in the Plan after June 30, 1989, all company-matching contributions vest in accordance with the following schedule:


                  Years of Company Service                    Percentage Vested
                  ------------------------                    -----------------
                        Less than 3                                  0%
                              3                                     33%
                              4                                     66%
                              5                                    100%

         Participants also become 100% vested in their Company match and discretionary Company contribution accounts upon termination of employment due to death or disability, retirement or termination of the Plan.

         Upon termination of employment, any portion of a participant's company-matching account that is not vested is forfeited. Forfeitures are used to reduce subsequent Company contributions.

         Benefit Distributions:

         Upon termination for any reason, participants are entitled to all of their vested balances in a lump sum payment, or with respect to the Danskin, Inc. Company Stock Fund, may elect to receive that portion of their distribution in shares of Company stock.

         The Plan includes a loan feature whereby participants may borrow up to 50% of their vested account balances (minimum $1000, maximum $50,000). Such loans are at the discretion of the Employee Benefits Committee and are repayable within five years (up to ten years for loans to buy a primary residence) and bear interest at a rate in conformity with Department of Labor Regulations. The Plan also includes a provision for withdrawals under certain circumstances, as defined in the Plan, under which participants may withdraw all or a portion of their vested account balances. Under the Plan, a participant may not replace any amounts voluntarily withdrawn.

         The Company has the right to modify or amend the Plan in whole or in part at any time, provided such amendment does not reduce accrued benefits.

         Continued
                                       F-6

2.       Summary of Significant Accounting Policies

         a)       Basis of Presentation:

                  The accompanying financial statements have been prepared on the accrual basis of accounting, however, obligations for withdrawals and distributions are recorded when paid.

         b)       Valuation of Investments:

                  Investments included in the Statements of Net Assets Available for Plan Benefits are recorded in the following manner:

                  Capital Preservation Fund - quotations from brokerage firms which indicate the underlying assets are valued at contract value plus accrued interest. The Trustee was unable to provide the fair value of the underlying assets in the Fund.

                  Conservative Equity Fund - at fair value based on quotation from NASDAQ.

                  Income Fund - at fair value based on quotation from NASDAQ.

                  Aggressive Equity Fund - at fair value based on quotation from NASDAQ.

                  Danskin, Inc. Company Stock Fund - at fair value based on quoted market price from NASDAQ.

         c)       Administrative Expenses:

                  Administrative expenses incurred by the Plan have been absorbed by the Sponsor of the Plan. Such administrative expenses are not significant to the accompanying financial statements.

         d)       Use of Estimates:

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.


         Continued
                                       F-7

         e)       Risks and Uncertainties:

                  The Plan provides for various investment options in any combination of stocks, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

3.       Liquid Assets Holding Accounts

         All investment and withdrawal activity is processed through liquid assets holding accounts held by the Trustee. Such accounts are considered cash equivalents and all funds deposited remain for periods not to exceed ninety days. These accounts are not participant directed investment options, but rather a flow-through vehicle for processing investment and withdrawal activity.

4.       Investment Funds

         The plan offers five investment funds. The Capital Preservation Fund invests in guaranteed investment contracts issued by U.S. banks and insurance companies, which have average maturities of between 1 1/2 to 3 years. The Conservative Equity Fund consists of investments in common and preferred stocks of various companies. The Income Fund primarily invests in U.S. Government securities and bonds. The Danskin, Inc. Company Stock Fund invests in the common stock of Danskin, Inc. purchased either from the Company or in the market at prevailing market rates. The fifth investment Fund, the Aggressive Equity Fund, was established effective January 1, 1995. This Fund consists of common stocks of emerging smaller size companies with new or innovative products. The Capital Preservation, Conservative Equity, Income and Aggressive Equity funds are managed by Dreyfus Trust Company ("Dreyfus" or "Trustee"). A potential valuation risk exists due to a concentration of Plan investments in the custody of Dreyfus and the Trustee managed funds.



         Continued
                                       F-8

         The Number of Participants in each fund was as follows:

                                                                   December 31,    March 31,
                                                                       1995           1995
                                                                       ----           ----
         Capital Preservation Fund                                      268           305
         Conservative Equity Fund                                       156           162
         Income Fund                                                    126           136
         Aggressive Equity Fund                                         244           294
         Danskin, Inc. Company Stock Fund                                66            37


         Investments in excess of 5% of net assets at December 31, 1995 and March 31, 1995 were as follows:


                                                      December 31, 1995                      March 31, 1995
                                                      -----------------                      --------------
                                              Units/Shares        Market Value      Units/Shares       Market Value
                                              ------------        ------------      ------------       ------------
Capital Preservation Fund                        2,927,504           2,927,504        3,078,572           3,078,572
Conservative Equity Fund                           136,676           1,424,163          110,103           1,422,527
Income Fund                                         66,814             741,636           65,456             701,692
Danskin, Inc. Company Stock Fund                    69,985             314,933


5.       Termination of the Plan

         Although it has not expressed any intent to do so, the Company, by action of its Board of Directors, may terminate the Plan for any reason and at any time subject to the provisions of ERISA. Upon termination of the Plan, the rights of participants to the benefits accrued under the Plan to the date of termination become fully vested.

6.       Tax Status

         The Plan is intended to be qualified under section 401(a) of the Internal Revenue Code of 1986 (the "Code") and is intended to be exempt from taxation under Section 501(a) of the Code. The Plan received a favorable IRS determination letter dated February 2, 1996. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and the related trust was tax-exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan's financial statements.


         Continued
                                       F-9

7.       Accounting for Distribution to Withdrawn Participants

         In accordance with guidance issued by the American Institute of Public Accountants, the Plan, in 1994, changed its method of accounting for distributions, such that all amounts elected to be withdrawn by participants are no longer recorded as a liability in the Statements of Net Assets Available for Plan Benefits, but are recorded only when disbursed by the Plan. The effect of the change was to increase the net assets available for plan benefits for amounts due to withdrawn participants as of April 1, 1993 amounting to $50,769. As of December 31, 1995 and March 31, 1995, $13,020 and $242,587, respectively, has been allocated to accounts of persons who have withdrawn from participation in the earnings and operations of the Plan, but for which disbursement of these funds from the Plan has not yet been made.

         The following is a reconciliation of net assets available for plan benefits reported on the financial statements to the Form 5500:


                                                     December 31, 1995             March 31, 1995
                                                     -----------------             --------------
Net Assets available for plan benefits per
         the financial statements                         $5,951,196             $5,840,556

Amounts allocated to withdrawing
         participants                                        (13,020)              (242,587)
                                                          ----------             ----------
Net assets available for plan benefits per the
         Form 5500                                        $5,938,176             $5,597,969
                                                          ==========             ==========




         Continued
                                      F-10

The following is a reconciliation for withdrawals per the financial statement to the Form 5500:


                                                                     Year Ended                 Year Ended
                                                                 December 31, 1995            March 31, 1995
                                                                 -----------------            --------------
Withdrawals per the financial                                         $952,985                   $876,312
Add: Amounts allocated to withdrawals at
         December 31, 1995 and March 31, 1995                          $13,020                    242,587
Less: Amounts allocated to withdrawals at
         March 31, 1995 and 1994                                      (242,587)                  (199,228)
                                                                     ---------                  ---------
Withdrawals per the Form 5500                                         $723,418                   $919,671
                                                                     =========                  =========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for claims processed and approved for payment prior to December 31, 1995 and March 31, 1995, but not yet paid as of that date.

Subsequent Events

Effective April 15, 1996, the members of the Employee Benefits Committee of Danskin, Inc. replaced Dreyfus Trust Company as Trustee with Sumitomo Bank of California as Successor Trustee.

Effective June 1, 1996, the following investment funds were replaced by new investment options.

         The Capital Preservation Fund was replaced by the Traveler's Capital Preservation Fund.
         The Conservative Equity Fund was replaced by the Fidelity Advisor Growth Opportunities.
         The Income Fund was replaced by the Fidelity Advisor High Yield.
         The Aggressive Equity Fund was replaced by the MFS Emerging Growth A. The Danskin, Inc. Company Stock Fund remains unchanged.

The intent of the new investment options mirrors the old investment options. Additionally, the following was an additional investment option added to the Plan.

         The Index Fund, which invests in the common stock of companies included in Standard & Poor's 500 index.

Participants may reinvest their contributions, matching company contributions, discretionary company contributions and rollover contributions in multiple of 10% in any combination among these funds. If any participant fails to initiate a fund transfer during the specified transition period, his or her investment balances will remain in the same options.

                           DANSKIN, INC. SAVINGS PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               FORM 5500, ITEM 27a

                             AS OF DECEMBER 31, 1995



                                             Number of Shares/
                                                 Par Value                   Cost               Market Value
                                                 ---------                   ----               ------------
Pooled Funds
Capital Preservation Trust -
     Series E                                     2,927,504               $2,927,504            $2,927,504

Mutual Funds
Dreyfus Conservative Equity
     Fund                                           136,676               $1,633,054            $1,424,163
Dreyfus Short Intermediate
     Government Fund --
     Income Fund                                     66,814                 $757,069              $741,636
Dreyfus New Leaders Fund --
     Aggressive Equity Fund                           6,620                 $221,605              $247,536

Common Stock
Danskin, Inc.                                        69,985                 $276,335              $314,933
                                                                            --------              --------
                       Total Investments                                  $5,815,567            $5,655,772

Loan Receivable                                                             $119,059              $119,059
Cash and Cash Equivalents                                                   $176,365              $176,365
                                                                          ----------            ----------
                   Total Assets Held for                                  $6,112,991            $5,951,196
                                                                          ==========            ==========
                     Investment Purposes

                           DANSKIN, INC. SAVINGS PLAN

                     SCHEDULE OF 5% REPORTABLE TRANSACTIONS

                               FORM 5500 ITEM 27d

                     FOR THE NINE MONTHS ENDED DECEMBER 1995


                                                                                                                Net Gain
                  Description                        Purchases            Sales             Cost               (or Loss)
                  -----------                        ---------            -----             ----               ---------
                                                     Single Transactions
                                                     -------------------
Cash and Cash Equivalents

                                                  No Reportable Transactions
               Series of Transactions in the Same Security and with the Same Person
Pooled Funds
Capital Preservation Fund - Series E                  139,669            290,737           290,737                --
Number of Transactions                                   11                 7

Mutual Funds
Dreyfus Fund (*)                                      505,117            263,216           241,700              21,516
Number of Transactions                                   8                  6

Common Stock
                                                  No Reportable Transactions
Cash and Cash Equivalents
Dreyfus Liquid Assets Holding
         Account (*)                                 1,275,997          1,243,491         1,243,491               --
Number of Transactions                                  146                47

                             Series of Transactions in the Same Security and with the Same Person
                                                  No Reportable Transactions


(*) With the Dreyfus Trust Company - a registered broker.

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned member of the Employee Benefits Committee has duly caused this annual report to be signed on behalf of the Danskin, Inc. Savings Plan by the undersigned thereunto duly authorized.

DANSKIN, INC. SAVINGS PLAN

By:           BEVERLY EICHEL
 .....................................
Beverly Eichel
Chairperson of the Employee
Benefits Committee

Date: July 12, 1996